September 11, 2014

VIA EDGAR AND FEDEX

Ms. Kathryn McHale

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Simmons First National Corporation
Registration Statement on Form S-4
Filed July 29, 2014
File No. 333-197708
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed March 11, 2014
File No. 000-06253

Dear Ms. McHale:

This letter sets forth the response of Simmons First National Corporation (the “Company”) to the comments contained in your letter, dated August 25, 2014, relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2014 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) filed with the Commission on March 11, 2014. The comments of the staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement (the “Amendment”). Where, through the Amendment, the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page number in our response.

Form S-4

General

1.	Please provide the staff with all opinions, reports or other presentations provided by the financial experts to the relevant companies.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Response:

In response to the Staff’s comment, Covington & Burling LLP (“Covington”), as counsel to the Company, has submitted supplementally to the Staff under separate cover copies of the presentation materials prepared by the Company’s financial advisor in connection with rendering its opinions to the Company at the May 5, 2014 and May 27, 2014 meetings of the Company’s board of directors, which are summarized under the captions “The Community First Merger—Opinion of Simmons’ Financial Advisor” and “The Liberty Merger—Opinion of Simmons’ Financial Advisor.” Covington has also submitted supplementally the presentation materials prepared by Community First Bancshares, Inc.’s (“Community First”) financial advisor in connection with rendering its opinion to Community First’s board of directors at its May 6, 2014 meeting, which is summarized under the caption “The Community First Merger—Opinion of Community First’s Financial Advisor,” and the presentation materials prepared by Liberty Bancshares, Inc.’s (“Liberty”) financial advisor in connection with rendering its opinion to Liberty’s board of directors at its May 27, 2014 meeting, which is summarized under the caption “The Liberty Merger—Opinion of Liberty’s Financial Advisor.”

This submission has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As permitted by Rule 418, we hereby request that the Staff return these documents to the undersigned as soon as practicable after the effectiveness of the Registration Statement.

2.	We note that the parties each provided projections to the financial advisor for another party. Please provide us with these projections. In addition, please revise your prospectuses to include any material projections or provide your analysis as to why this disclosure is not appropriate.

Response:

As indicated above, Covington has submitted supplementally to the Staff under separate cover copies of presentation materials prepared by the financial advisors to the relevant companies. These materials set forth the material aspects of the projections used by the financial advisors for their analysis.

We supplementally advise the Staff that none of Community First, Liberty or the financial advisors to Community First or Liberty provided the Company or its financial advisor with projections. We also supplementally advise the Staff that we believe that no material projections were provided by the Company or its financial advisor to Community First, Liberty or the financial advisors to Community First or Liberty that would be required to be disclosed in the Registration Statement. Rather, the financial advisor to Community First and Liberty used consensus EPS and net income estimates for the Company in performing selected companies analyses and relative contribution analyses. Nevertheless, in response to the Staff’s comments, we have added disclosures to the Registration Statement following the discussion of the financial advisor opinion disclosures for Community First and Liberty. See pages 96 and 130 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Joint Proxy Statement/Prospectus Cover Page

3.	Please disclose the trading price of Simmons common stock and the implied dollar value of the merger consideration on the date prior to announcement and as of a recent date.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see the letter to the shareholders of the Company, the letter to the shareholders of Community First and the letter to the shareholders of Liberty.

4.	We note the consideration is subject to downward adjustment. Please state the lowest exchange ratio and value as of a recent date that shareholders may receive for their shares and the point at which the Boards will resolicit, if any.

Response:

The Company respectfully advises the Staff that the exchange ratios in both the Community First merger and the Liberty merger are fixed and, as such, it would be difficult and likely misleading to attempt to disclose the lowest exchange ratios and values. The only possible adjustments to the fixed exchange ratio in each merger are (1) if Community First, Liberty or the Company (as applicable) effects stock dividends or splits, reclassification, recapitalization or conversion or (2) if the number of shares of Community First common stock or Liberty common stock (as applicable) outstanding at the time of completion of the applicable merger is different than 370,108.017 shares or 5,247,187 shares, respectively, then the per share merger consideration to be paid to Community First shareholders or Liberty shareholders (as applicable) will be adjusted to reflect the change in outstanding shares of Community First common stock or Liberty common stock. There is no contemplation that either of such events will occur and, in fact, both Community First and Liberty have agreed that such events will not occur. Accordingly, including disclosure for such a remote possibility is not meaningful in the Company’s view.

5.	Disclose the percentage of the combined company to be held by each of Liberty and Community First shareholders following the merger.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see the letter to the shareholders of the Company, the letter to the shareholders of Community First and the letter to the shareholders of Liberty.

Questions and Answers

What will Community First Shareholders receive in the merger?, page 2

What will Community First Shareholders receive in the merger?, page 3

6.	Disclose here, and elsewhere as appropriate, the lowest per share merger consideration that shareholders may receive after the downward adjustments.

Response:

The Company respectfully advises the Staff that the exchange ratios in both the Community First merger and the Liberty merger are fixed and, as such, it would be difficult and likely misleading to attempt to disclose the lowest per share merger consideration that shareholders would receive after downward adjustment. As noted in the response to Comment No. 4, the only possible adjustments to the fixed exchange ratio in each merger are (1) if Community First, Liberty or the Company (as applicable) effects stock dividends or splits, reclassification, recapitalization or conversion or (2) if the number of shares of Community First common stock or Liberty common stock (as applicable) outstanding at the time of completion of the applicable merger, is different than 370,108.017 shares or 5,247,187 shares, respectively, then the per share merger consideration to be paid to Community First shareholders or Liberty shareholders (as applicable) will be adjusted to reflect the change in outstanding shares of Community First common stock or Liberty common stock. There is no contemplation that either of such events will occur and, in fact, both Community First Liberty have agreed that such events will not occur. Accordingly, including disclosure for such a remote possibility is not meaningful in the Company’s view. Moreover, any example that the Company might provide would be wholly arbitrary.

7.	In addition, please give effect to the single trigger and double trigger events described on page 151 when presenting the exchange ratio or tell us why this is not appropriate.

Response:

The Company respectfully advises the Staff that the single trigger and double trigger events do not have an effect on the exchange ratio. The exchange ratio of 17.8975 is based upon the aggregate of 363,918.07 shares of Community First common stock and 6,190 shares of unvested Community First restricted stock that are subject to the single and double trigger events described in the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

What are the U.S. federal income tax consequence s of the merger…, page 8

8.	Disclose here, and elsewhere as appropriate, that tax counsels have opined that the transactions will be tax free to shareholders, except with regard to the cash portion in connection with the fractional shares, and state that you filed these opinions as exhibits to the registration statement.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 8-9 of the Amendment.

Summary

In the Mergers, both Community First Shareholders and Liberty Shareholders will receive shares of Simmons Common Stock and Cash…, page 13

9.	In the table, please include a column with a recent price for Community First and Liberty common stock.

Response:

The Company respectfully advises the Staff that there is no established public trading market for Community First or Liberty common stock. The Company has revised page 13 of the Amendment to include this disclosure.

Interests of Community First’s Directors and Executive Officers… , page 19

Interests of Liberty’ s Directors and Executive Officers… , page 19

10.	Quantify the value of the benefits to each insider. Provide full, granular disclosure and quantification in the main section.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 19, 20, 106-108 and 139-141 of the Amendment.

The Community First Merger

Background of the Community First Merger, page 75

11.	Please expand the disclosure on pages 77 and 78 relating to the other indication of interest, including whether it contained a price, aggregate value, or other material terms.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 80 of the Amendment.

12.	Disclose how the exchange ratio was determined.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 80 of the Amendment.

Community First’s Reasons for the Merger… , page 79

13.	The board should specifically note any financial advisor analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction. We note the Transaction Price/LTM EPS on pages 91 and 92.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 82-83 of the Amendment.

Quantification of Potential Payments to Community First’s Named Executive Officers…, page 106

14.	We note that there appears to be a degree of uncertainty associated with the triggering events of the restricted stock awards for both Community First and Liberty. Please tell us why this is uncertain and how and when you will determine if these awards will vest. Please address this comment with regard to the Liberty disclosure on page 139.

Response:

The Company has confirmed that the mergers will constitute a change of control under the applicable compensation plans or arrangements and, therefore, in response to the Staff’s comment, the Company has revised the Registration Statement to eliminate the assumption about whether the mergers would constitute a change in control and has provided some additional clarifying language. See pages 109 and 142 of the Amendment.

The Liberty Merger

Background of the Liberty Merger, page 112

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

15.	Please expand the disclosure on page 113 relating to the other five indications of interest to clarify why only the Simmons’ indication of interest was pursued and how it was determined not to follow-up with any of the other five parties.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 115-116 of the Amendment.

Opinion of Community First’s Financial Advisor , page 81

Opinion of Simmons’ Financial Advisor, page 96

Opinion of Liberty’s Financial Advisor, page 117

Opinion of Simmons’ Financial Advisor, page 130

16.	Expand each of these sections to state that the advisor has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 84, 98, 119 and 132 of the Amendment.

Where You Can Find More Information, page 106

17.	Please remove the incorporation by reference of Simmons’ March 2014 proxy statements. You can only incorporate future proxy statements. The relevant portions of the 2014 proxy statement will be picked up by the incorporation of your 10-K.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 208 of the Amendment.

United States Federal Income Tax Consequences of the Mergers

Tax Consequences of the Mergers Generally, page 165

18.	Revise to state that the opinion of counsel that the merger will be a Section 368(a) reorganization has been filed as an exhibit to the registration statement.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 167 of the Amendment.

19.	Revise the first paragraph to clarify that shareholders will recognize no gain or loss for shares received.

The Registration Statement has been revised in response to the Staff’s comment. Please see page 167 of the Amendment.

20.	Revise the first sentence of the second paragraph to clarify that the merger qualifying as a Section 368(a) reorganization means that it is tax free to shareholders and reconcile that with the discussion that follows on shareholders recognizing gain.

The Registration Statement has been revised in response to the Staff’s comment. Please see page 167 of the Amendment.

Legal Matters

21.	Please provide the addresses for counsel in this section.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 205 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Pro Forma Combined Condensed Consolidated Financial Statements

Note 4. Pro Forma Adjustments

(A), page 41

22.	Please expand the note to state the amount of Delta Trust & Banking Corporation common stock used in the calculation of the fair value of common shares issued in the amount of $53,153. In addition, expand the note to state the amount of options outstanding expected to be cashed out in the amount of $2,000.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 42 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

23.	We note your disclosure that the closing price of Simmons’s common stock to be issued in connection with the merger was based on Simmons closing stock price of $37.52 per share on March 20, 2014 and that this was used for purposes of presenting the pro forma information. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly. In addition, please expand disclosure to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes for goodwill based on percentage increases and decreases in the recent stock price.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 42, 47 and 48 of the Amendment.

(C), page 41

(E-F), page 42

(M), page 43

24.	Please expand notes (C), (E), (F) and (M) to more specifically disclose how you determined the amount of the discount/premium, the increase in fair value and the relevant assumptions. With regard to adjustment (E), it is not clear why you have not reflected increased depreciation for premises and equipment in the consolidated statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 42, 43 and 44 of the Amendment.

(N), page 43

25.	Tell us how you determined the amount of the accretion impact for Delta Trust for the year ended December 31, 2013 in the amount of $100,000 in light of the fair value adjustment to FHLB advances in the amount of $200,000 and your disclosure that the adjustment will be accreted over a life of one year.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Response:

The $100,000 reflected in the Registration Statement was incorrectly stated. The Registration Statement has been revised in response to the Staff’s comment. Please see page 44 of the Amendment.

(1), page 43

26.	Please expand the note to provide a tabular calculation of seller-incurred merger expenses and cash proceeds expected to be received for the exercise of stock options prior to the merger in the amount of $10,308.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 45 of the Amendment.

(4-5), page 44

(11), page 45

27.	Please expand notes (4), (5) and (11) to more specifically disclose how you determined the amount of the discount/premium, the increase in fair value and the relevant assumptions. With regard to adjustment (4), it is not clear why you have not reflected increased depreciation for premises and equipment in the consolidated statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 45 and 47 of the Amendment.

(6), page 44

28.	Please expand the note to state the amount of Community First Bancshares, Inc. and Liberty Bancshares, Inc.’s common stock used in the calculation of the fair value of common shares issued in the amounts of $245,088 and $208,756.

Response:

The Registration Statement has been revised in response to the Staff’s comment. The Company has expanded the disclosure in Note (12) in response to the Staff’s comment and has added a cross reference to Note (12) in Note (6). Please see pages 46 and 47 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

29.	It is not clear why you have used the description cash consideration in the amount of $30,852 in the Community First acquisition since Series C preferred stock will be exchanged for Simmons Series A preferred stock. Please advise or revise.

Response:

The line item reflected as “Cash Consideration” in the initial Registration Statement was incorrectly stated. The Registration Statement has been revised in response to the Staff’s comment. Please see page 46 of the Amendment.

(12), page 45

30.	We note your disclosure that the closing price of Simmons’ common stock to be issued in connection with the Community First merger was based on Simmons closing stock price of $37.00 per share on May 2, 2014 and that the closing price of Simmons’ common stock to be issued in connection with the Liberty merger was based on Simmons closing stock price of $39.79 per share on May 23, 2014 and that these prices were used for purposes of presenting the pro forma information. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly. In addition, please expand disclosure to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes for goodwill based on percentage increases and decreases in the recent stock price.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 47 and 48 of the Amendment.

(13), page 45

31.	Please expand the note to provide a tabular presentation of the accretable portion of the fair value adjustment for the acquired loan portfolio that will be accreted into earnings for Community First and Liberty for the year ended December 31, 2013 and the three months ended March 31, 2014.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 48 of the Amendment.

(15), page 46

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

32.	Please expand the note to provide a tabular presentation of the accretable portion of the fair value adjustment for FHLB advances that will be accreted into earnings for Community First and Liberty for the year ended December 31, 2013 and the three months ended March 31, 2014.

Response:

The amounts set forth in the line item the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income to which Note (15) relates in the initial Registration Statement were incorrectly stated. The Registration Statement has been revised in response to the Staff’s comment. Please see pages 47 and 48 of the Amendment.

Annex J—Consolidated Historical Financial Statements for Community First and Related

Management’s Discussion and Analysis of Financial Condition and Result s of Operations

Consolidated Financial Statements—December 31, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

Note 2 – Securities, page J-44

33.	The amount of mortgage-backed securities: commercial in an unrealized loss position increased from $8.2 million at December 31, 2012 to $64.7 million at December 31, 2013. You disclose that the decline in fair value is due to changes in interest rates and other market conditions. Please tell us and quantify for us the changes due to interest rates and the changes due to other market conditions.

Response:

The agency mortgage backed securities: commercial reduction in fair value was specifically interest rate related and not credit driven losses. Community First referenced other market conditions for the general economic environment which lead to the changes in interest rates and not in reference to a known credit driven issue impacting the fair value of the securities. As stated, management for Community First has no expectation that the securities will be sold or required to be sold prior to their full recovery. Therefore, the losses were carried as unrealized losses in accumulated other comprehensive income (loss), net of applicable taxes. The Registration Statement has been revised in response to the Staff’s comment. Please see page J-43 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Exhibit 5.1

34.	We note your opinion is filed “as of the date hereof.” Please revise this language to tie the opinion to the date of effectiveness of the registration statement or represent to the staff that you will file an updated opinion when you request acceleration of effectiveness.

Response:

In response to the Staff’s comment, we have filed a revised version of the opinion as Exhibit 5.1 to the Amendment.

Form 10-K filed March 11, 2014

Item 8. Consolidated Financial Statements and Supplementary Data

Financial Statements

Notes to Financial Statements

Note 2 – Acquisitions, page 68

35.	Please tell us why you accounted for the $53.6 million of cash paid to Rogers Bancshares for the purchase of Metropolitan National Bank as a fair value adjustment to the net assets acquired.

Response:

As previously discussed with the Staff, the presentation set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, is a different presentation than the Staff has seen previously from other registrants; however, as demonstrated by the information provided supplementally to the Staff, both the presentation and accounting reach the same result as the presentation used by other registrants. In future filings, the Company will present the acquisition of Metropolitan National Bank in the manner set forth below.

(In thousands)	Acquired from RBI	Fair Value Adjustments	Fair Value
Assets Acquired
Cash and due from banks	$12,026	$—	$12,026
Interest bearing balances due from banks	77,059	—	77,059
Investment securities	235,160	(2,259)	232,901
Loans acquired, not covered by FDIC loss share	494,839	(37,467)	457,372
Allowance for loan losses	(19,025)	19,025	—
Foreclosed assets not covered by FDIC loss share	64,397	(21,455)	42,942
Premises and equipment	74,753	(22,575)	52,178
Core deposit premium	—	9,844	9,844
Deferred tax asset	—	30,699	30,699
Other assets	5,646	(1,704)	3,942

Total assets acquired	$944,855	$(25,892)	$918,963

Liabilities Assumed
Deposits:
Non-interest bearing transaction accounts	$150,259	$—	$150,259
Interest bearing transaction accounts and savings deposits	341,410	—	341,410
Time deposits	345,326	512	345,838

Total deposits	836,995	512	837,507
Fed funds purchased and other borrowings	36,637	—	36,637
Accrued interest and other liabilities	9,443	77	9,520

Total liabilities assumed	883,075	589	883,664
Equity	61,780	(61,780)	—

Total equity assumed	61,780	(61,780)	—

Total liabilities and equity assumed	$944,855	$(61,191)	883,664

Net assets acquired			35,299

Consideration Paid in Cash			53,600

Goodwill			$18,301

Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the response in this letter, please feel free to contact either (i) Robert A. Fehlman, Senior Executive Vice President, Treasurer and Chief Financial Officer of the Company at ###-##-#### or (ii) Frank M. Conner III (202-662-5986) or Michael P. Reed (202-662-5988) of Covington, counsel to the Company.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman
Senior Executive Vice President, Treasurer and Chief Financial Officer

cc:	Jessica Livingston

SEC Division of Corporation Finance

Chris Harley

SEC Division of Corporation Finance

Gus Rodriguez

SEC Division of Corporation Finance

Frank M. Conner III

Covington & Burling LLP

Michael P. Reed

Covington & Burling LLP